Exhibit 99.1

DouYu International Holdings Limited Announces Changes to Its Board of Directors

WUHAN, China, March 23, 2020 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced the appointment of Ms. Song Zhou, effective as of March 24, 2020 (Beijing Time), as a succeeding director to Ms. Ting Yin, who had previously served as a director on the Company’s board of directors since January 2019.

Since 2011, Ms. Zhou has served as the Vice General Manager of Finance at Tencent Holdings Limited. Prior to joining Tencent, Ms. Zhou had served in senior roles in consulting and auditing firms. Ms. Zhou obtained her bachelor’s degree in Accounting from Sun Yat-sen University.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Joy Yin

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475